

Mailstop 3233

August 26, 2016

Via E-Mail
David Thompson
Chief Financial Officer
CIM Commercial Trust Corporation
17950 Preston Road, Suite 600
Dallas, TX 75252

> **Re: CIM Commercial Trust Corporation**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 15, 2016**
> **File No. 001-13610**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash Flow Analysis, page 61

1.   We note that for all fiscal years provided, payment of dividends/ distributions exceeded cash flows provided from operating activities. Please tell us and disclose in future periodic filings, the sources of dividends paid in excess of cash flows from operations.

Form 10-Q for interim period ended June 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations ("FFO"), page 41

2.   You disclose the non-GAAP measure funds from operations with greater prominence than financial information prepared in conformity with U.S. GAAP, which is inconsistent with Question 102.10 from the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your future periodic filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Kristi Marrone, Senior Staff Accountant at 202.551.3429 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney at 202.551.8625 or the undersigned at 202.551.3466 with any other questions.

                                        Sincerely,

                                        /s/ Coy Garrison

                                        Coy Garrison
                                        Special Counsel
                                        Office of Real Estate and
                                        Commodities